Exhibit 99.3

May 23, 2018

“Bezeq” - The Israel

Telecommunication Corp. Ltd.

Quarterly report for period ended
March 31, 2018

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

Directors’ Report on the State of the Company’s Affairs for the period ended March 31, 2018

Interim Financial Statements as at March 31, 2018

Quarterly report on the effectiveness of internal control over financial reporting and disclosure for the period ended March 31, 2018

Update to Chapter A (Description of Company
Operations) of the Periodic Report for 2017

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

Update to Chapter A (Description of Company Operations) 1
to the Periodic Report for 2017 (“Periodic Report”)
of “Bezeq” - The Israel Telecommunication Corporation Ltd. (“the Company”)

1.	General development of the Group’s business

Section 1.1 - Group activities and business development

Section 1.1.2 - Control of the Company - Eurocom Communications

On proceedings relating to the liquidation of Eurocom Communications - on April 22, 2018, an order of liquidation was issued for Eurocom Communications (which entered into force on May 3, 2018), where in the framework of the liquidation decision the Court clarified that its ruling does not derogate from the control permit regarding the Company. The decision concerning the liquidation of Eurocom Communications has no implications for the Company’s debentures and loans.

Section 1.1.3 - Shareholders’ requests and Section 1.1.4 - Organizational structure - Bezeq Group (Composition of the Company’s Board of Directors)

On April 26, 2018, the Annual General Meeting of the Company’s shareholders elected a new board of directors comprising 2 new external directors (in addition to 3 external directors already serving the Company), 2 independent directors and 6 directors who are not necessarily independent directors (including one director from among the employees), so that at the date of publication of this report 13 directors serve the Company.2 Furthermore, on April 30, 2018, the Company’s Board of Directors resolved to elect Mr. Shlomo Rodav as Chairman of the Board. For the up-to-date composition of the Company’s Board of Directors, see the report on the Company’s officeholders dated April 30, 2018, included in this report by way of reference.

Section 1.1.5 - Mergers and acquisitions

On a debt of Eurocom DBS to the Company for advances paid by the Company on account of the Second Contingent Payment and a motion on this matter filed by the Company for the liquidation of Eurocom DBS - on April 22, 2018, the court issued an order of liquidation for Eurocom DBS and the Company’s attorneys were appointed the liquidator of Eurocom DBS.

Section 1.4 - Dividend distribution

For information about a dividend distribution in the amount of NIS 368 million in respect of profits from the second half of 2017 that was approved by a general meeting of the Company’s shareholders on April 26, 2018, and was distributed on May 10, 2018, see Note 6 to the Company’s Interim Financial Statements for the period ended March 31, 2018.

Outstanding, distributable profits at the date of the report - NIS 418 million (surpluses accumulated over the last two years, after subtracting previous distributions).

[1]	The update is further to Regulation 39A of the Securities Regulations (Periodic and Immediate Reports), 1970, and includes material changes or innovations that have occurred in the corporation in any matter which must be described in the periodic report. The update relates to the Company’s periodic report for the year 2017 and refers to the section numbers in Chapter A (Description of Company Operations) in the said periodic report.

[2]	On April 18, 2018, in the Company’s response to a request from Entropy Corporate Governance Consulting Ltd. in the name of various shareholders, the Company’s Board of Directors made it clear that it intends to operate to reduce the number of directors, and this no later than the next annual general meeting of the Company’s shareholders. On this matter, see the Company’s Immediate Report dated April 18, 2018, included here by way of reference.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

Section 1.5.4 - Highlights of the operating results and figures

A.	Bezeq Fixed Line (operations of the Company as a domestic carrier)

	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
Revenues (NIS million)	1,063	1,047	1,061	1,058	1,078
Operating profit (NIS million)	473	470	492	496	513
Depreciation and amortization (NIS million)	204	185	186	177	180
EBITDA (Earnings before income taxes, depreciation and amortization) (NIS million)(1)	677	655	678	673	693
Net profit (NIS million)	263	260	276	317	319
Cash flow from current activities (NIS million)(1)	516	587	573	465	600
Payments for investments in property, plant & equipment, intangible assets and other investments (NIS million)	205	226	170	219	210
Proceeds from the sale of property, plant & equipment and intangible assets (NIS million)	7	22	46	16	10
Free cash flow (NIS million)(2)	285	383	449	262	400
Number of active subscriber lines at the end of the period (in thousands)(3)	1,889	1,916	1,942	1,961	1,986
Average monthly revenue per line (NIS) (ARPL)(4)	53	53	54	54	56
Number of outgoing use minutes (millions)	1,055	1,068	1,132	1,098	1,177
Number of incoming use minutes (millions)	1,191	1,205	1,266	1,220	1,281
Total number of internet lines at the end of the period (thousands)(7)	1,653	1,635	1,608	1,593	1,580
The number of which provided as wholesale internet lines at the end of the period (in thousands)(7)	574	532	484	444	414
Average monthly revenue per Internet subscriber (NIS) - retail	92	92	90	90	90
Average bundle speed per Internet subscriber - retail (Mbps)(5)	53.5	51.5	49.5	47.2	45.1
Telephony churn rate(6)	3.0%	2.4%	2.3%	2.4%	2.7%

(1)	EBITDA (Earnings before income taxes, depreciation and amortization) is a financial index that is not based on generally accepted accounting principles. The Company presents this index as an additional index for assessing its business results since this index is generally accepted in the Company’s area of operations which counteracts aspects arising from the modified capital structure, various taxation aspects and methods, and the depreciation period for fixed and intangible assets. This index is not a substitute for indices which are based on GAAP and it is not used as a sole index for estimating the results of the Company’s activities or cash flows. Additionally, the index presented in this report is unlikely to be calculated in the same way as corresponding indices in other companies. Commencing January 1, 2018, the Company has early adopted IFRS 16 - Leases. The effect of applying this standard to EBITDA and to the cash flow from current activities in Q1 2018 is an increase of NIS 23 million, and NIS 26 million, respectively.

(2)	Free cash flow is a financial index which is not based on GAAP. Free cash flow is defined as cash from current activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net and as of 2018, with the application of IFRS 16, as described in par. (1) above, payments for leases are also deducted. The Company presents free cash flow as an additional index for assessing its business results and cash flows because the Company believes that free cash flow is an important liquidity index that reflects cash resulting from ongoing operations after cash investments in infrastructure and other fixed and intangible assets.

(3)	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (except for a subscriber during (roughly) the first three months of the collection process).

(4)	Excluding revenues from transmission services and data communication, internet services, services to communications operators and contractor and other works. Calculated according to average lines for the period.

(5)	For bundles with a range of speeds, the maximum speed per bundle is taken into account.

(6)	The number of telephony subscribers (gross) who left Bezeq Fixed Line during the period divided by the average number of registered telephony subscribers in the period.

(7)	Number of active Internet lines including retail and wholesale lines. Retail - Internet lines provided directly by the Company. Wholesale - Internet lines provided through a wholesale service to other communications providers.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

B.	Pelephone

	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
Revenue from services (NIS million)	431	437	461	449	435
Revenue from sale of terminal equipment (NIS million)	188	214	174	183	193
Total revenue (NIS million)	619	651	635	632	628
Operating profit (NIS million)	2	15	22	30	5
Depreciation and amortization (NIS million)	158	90	100	99	94
EBITDA (Earnings before income taxes, depreciation and amortization) (NIS million)(1)	160	105	122	129	99
Net profit (NIS million)	9	21	24	34	16
Cash flow from current activities (NIS million)(1)	239	86	209	193	117
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million)	69	76	78	82	73
Free cash flow (NIS million)(1)	95	10	131	111	44
Number of subscribers at the end of the period (thousands)(2)(5)	2,546	2,525	2,475	2,410	2,430
Average monthly revenue per subscriber (NIS) (ARPU)(3)	57	58	63	61	60
Churn rate (4)	8.0%	6.9%	7.1%	6.3%	7.9%

(1)	On the definition of EBITDA (earnings before income taxes, depreciation and amortization) and free cash flow, see comments (1) and (2) in the Bezeq Fixed Line table. Commencing January 1, 2018, the Company has early adopted IFRS 16 - Leases. The effect of applying this standard to EBITDA and to the cash flow from current activities in Q1 2018 is an increase of NIS 62 million, and NIS 75 million, respectively.

(2)	Subscriber data includes Pelephone subscribers (without subscribers from other operators hosted on the Pelephone network) and does not include subscribers connected to Pelephone services for six months or more but who are inactive. An inactive subscriber is one who in the past six months has not received at least one call, has not made one call / sent one SMS, performed no surfing activity on his phone or has not paid for Pelephone services. It is noted that a customer may have more than one subscriber number (“line”).

(3)	Average monthly revenue per subscriber. The index is calculated by dividing the average total monthly revenues from cellular services, from Pelephone subscribers and other telecom operators, including revenues from cellular operators who use Pelephone’s network, repair services and extended warranty in the period, by the average number of active subscribers in the same period.

(4)	The churn rate is calculated at the ratio of subscribers who disconnected from the company’s services and subscribers who became inactive during the period, to the average number of active subscribers during the period. The churn rate in Q2 2017 does not include the effect of the disconnection of 83,000 CDMA subscribers when the network was closed down.

(5)	On June 28, 2017, Pelephone discontinued operation of the CDMA network, as a result of which 83,000 subscribers ceased to receive service and were written off the subscriber listings.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

C.	Bezeq International

	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
Revenues (NIS million)	352	379	367	407	384
Operating profit (NIS million)	34	41	39	45	49
Depreciation and amortization (NIS million)	43	35	34	33	33
EBITDA (Earnings before income taxes, depreciation and amortization) (NIS million)(1)	77	76	73	78	82
Net profit (NIS million)	24	31	27	33	36
Cash flow from current activities (NIS million)(1)	67	82	74	69	52
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million)(2)	31	35	29	46	29
Free cash flow (NIS million)(1)	27	47	45	23	23
Churn rate(3)	6.0%	6.8%	6.3%	5.0%	5.3%

(1)	On the definition of EBITDA (earnings before income taxes, depreciation and amortization) and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table. Commencing January 1, 2018, the Company has early adopted IFRS 16 - Leases. The effect of applying this standard to EBITDA and to the cash flow from current activities in Q1 2018 is an increase of NIS 9 million, each.

(2)	The item also includes long term investments in assets.

(3)	The number of Internet subscribers who left Bezeq International during the period, divided by the average number of registered Internet subscribers in the period.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

D.	DBS

	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
Revenues (NIS million)	375	404	406	416	424
Operating profit (NIS million)	(1)	27	35	49	52
Depreciation and amortization (NIS million)	79	72	72	71	70
EBITDA (Earnings before income taxes, depreciation and amortization) (NIS million)(1)	78	99	107	120	122
Net profit (loss) (NIS million)	1	11	(123)	(151)	19
Cash flow from current activities (NIS million)(1)	86	95	115	169	51
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million)	62	53	69	52	60
Free cash flow (NIS million)(1)	16	42	46	117	(9)
Number of subscribers (at the end of the period, in thousands)(2)	580	587	597	603	608
Average monthly revenue per subscriber (ARPU) (NIS)(3)	214	226	226	229	232
Churn rate(4)	6.1%	5.9%	4.8%	3.8%	4.3%

(1)	On the definition of EBITDA (earnings before income taxes, depreciation and amortization) and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.

Commencing January 1, 2018, the Company has early adopted IFRS 16 - Leases. The effect of applying this standard to EBITDA and to the cash flow from current activities in Q1 2018 is an increase of NIS 8 million, each.

(2)	Subscriber - a single household or small business customer. In the case of a business customer with multiple reception points or a large number of decoders (such as a hotel, kibbutz, or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer. The number of subscribers was corrected retrospectively due to an insignificant change in the counting of subscribers among large customers.

(3)	Monthly ARPU is calculated by dividing total DBS revenues (from content and equipment, premium channels, advanced products, and other services) by the average number of customers.

(4)	Number of DBS subscribers who left DBS during the period, divided by the average number of DBS registered subscribers in the period.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

Section 1.7 - General environment and the influence of outside factors on the Group’s activity

Section 1.7.2 - Activities of Bezeq Group as a communications group and the structural separation restriction

Pursuant to a preliminary HQ work, which included an initial review of certain synergies between the Company’s subsidiaries and as part of a review of Bezeq Group’s strategy and the alternatives available to it in light of changes in the communications market, regulatory requirements, technology developments and customer preferences, on May 23, 2018, the Company’s Board of Directors resolved to review certain issues aimed at focusing on the Group’s future core operations, including synergies between the activities of the Company’s subsidiaries, the sale of the subsidiaries Bezeq Online Ltd. and Walla! News, enhancing the independence of the Company’s wholesale activity and establishing an innovation unit that will act to position the Company at the center of the future communications world. All this without derogating from its ongoing activity to cancel the structural separation between it and each of the subsidiaries, as noted in Section 1.7.2.1(B) of the Description of the Company Operations in the Periodic Report for 2017. This entails a review of various topics while a final plan has yet to be determined and the existence or non-existence of regulatory certainty could affect the preferred alternatives. The Company believes that it will take several months to formulate a full plan which will be submitted, inter alia, for prior consideration of the relevant regulatory entities.

Section 1.7.3 - Regulatory oversight and changes in the regulatory environment - wholesale market

Section 1.7.3.3 - wholesale service, use of physical infrastructures - on April 16, 2018, the Ministry of Communications announced that after reviewing the comments of the Company and ISP (Partner), the Ministry has formulated its decision and it instructed, inter alia, that the Company must allow the service providers, through parties with the relevant security authorization, to insert communications cables through the Company’s telecom manhole which is located at the opening of the conduit leading to private land, and to perform any necessary works in the manhole for this purpose, all this without derogating from the service providers’ responsibility to obtain the landowner’s permission.

Section 1.7.4 - Additional regulatory aspects relevant to the entire Group or several Group companies

Section 1.7.4.4(A) - hearing on call center waiting times - on May 21, 2018, the Company, Pelephone and Bezeq International received an amendment to their licenses which will enter into force by March 21, 2019. The amendment to the licenses prescribes, among other things, provisions concerning the obligation to route calls on certain matters to a professional human response, call waiting times as well as provisions concerning call center work hours, the recording and documenting of calls and reporting obligations. The Company is studying the implications of the amendment and its implementation which could lead to an increase in the costs of operating the call centers of the Group’s companies.

2.	Bezeq (“the Company”) - Domestic Fixed-Line Communications

Section 2.6.6 - The Company’s preparation and ways of coping with the intensifying competition

In April 2018, the Company launched its new router Be. This is an advanced router with an innovative design and cutting-edge capabilities including, among others, smart Wi Fi which provides quality, continuous browsing on home Internet, cyber protection and preparation for a smart home. The router and services are managed by a designated application.

Section 2.7.4 – Real estate

Section 2.7.4.4 (sale of real estate) - on the entering into an agreement by the Company for the sale of the Sakia property to Naimi Towers Ltd. - on May 21, 2018, the Company received a demand from the Israel Land Authority to pay a permit fee with respect to a property improvement plan approved prior to signing the agreement, in which the Company was required to pay NIS 148 million plus VAT (“the Demand”). Notably, the amount of the Demand for payment of a permit fee to be determined at the end of the proceedings will also have an effect on the amount of the betterment levy that the Company will be required to pay the planning committee. If the Company is ultimately required to pay the full amount of the Demand, the capital gain to be recorded in its financial statements is expected to be significantly lower than NIS 400 million. The Company disputes the Demand and it intends to file an objection. The Company believes that the final permit fee it will be required to pay will be lower than the amount of the Demand.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

The information contained in this section relating to the Company’s estimates and the capital gains resulting from the sale of the property is forward-looking information as this term is defined in the Securities Law, 1968, and it is based, inter alia, on the foregoing and on the Company’s estimates regarding the cost of the transaction, various costs to the Company in connection with the property and regarding the Company’s arguments pertaining to payment of the Demand. The information may not fully materialize insofar as the Company’s aforementioned estimates materialize differently than expected.

Section 2.9.3 – Early retirement plans

On May 23, 2018, the Company’s Board of Directors approved an early retirement plan in 2018 at a cost of NIS 80 million, following a previous decision of the Board of Directors in March 2018, which approved early retirement at a cost of NIS 10 million in respect of the first quarter of 2018 (hereinafter together “the Retirement Plan”). The Retirement Plan is for the early retirement of 75 employees in accordance with the terms of the collective agreement between the Company and the Labor Union and the Histadrut from December 2006, as last amended in August 2015. On this matter, see also Note 12.6 to the Company’s Interim Financial Statements for the period ended March 31, 2018.

Section 2.9.5 - Officers and senior management in the Company

On changes in the composition of the Company’s Board of Directors, see the update to sections 1.1.3 and 1.1.4.

On May 21, 2018, the general meeting of the Company’s shareholders approved an amendment to the Company’s compensation policy whereby the annual premium for insuring Directors and Officers (D&O) of the Company will not exceed USD 1 million, with a deductible of up to USD 1 million.

Section 2.11 – Working capital

For information about the Company’s working capital, see Section 1.3 in the Directors Report.

Section 2.13.6 - Credit rating

On April 26, 2018, S&P Global Rating Maalot Ltd. affirmed the Company’s ilAA rating and downgraded the rating outlook to negative. Furthermore, on April 30, 2018, Midroog affirmed the current Aa2.il rating for the Company’s debentures (6, 7, 9 and 10) with a stable outlook. On these and on the aforementioned rating reports, see Immediate Reports of the Company dated April 26, 2018 (Maalot) and April 30, 2018 (Midroog), included here by way of reference.

Section 2.16.1 - Control of Company tariffs

On May 23, 2018, the Ministry of Communications announced an update of the Company’s tariffs stipulated in the regulations, effective from June 1, 2018, based on the update formula set out in the Communications Regulations (Telecommunications and Broadcasts) (Calculation and Linkage of Payments for Telecommunications Services), 2007, so that the tariffs for the services provided by the Company which are stipulated in the regulations will be reduced by 11.88%, except for the fixed monthly payment for the telephone line, which will remain unchanged. According to the Ministry’s announcement and in the Company’s estimate, the implications of this tariff change are an annual decline of NIS 16 million in the Company’s revenues.

Section 2.16.10 – Consumer legislation

On the Consumer Protection Authority’s requirement to provide documents on the description of the Company’s cyber service in various advertisements - on May 10, 2018 the Company received notice of an intention to impose a financial penalty of NIS 243,000. The Company has the right to submit its arguments requesting cancellation of the intention to impose this penalty.

Section 2.18 – Legal proceedings

In April 2018, a motion was filed against the Company in the Tel Aviv District Court to certify a claim as a class action. The motion alleges that the Company is in breach of the prohibition prescribed in the Communications Law on sending advertisements (“spam”), in part by means of text messages to customers who contact it, which include a link to Bezeq’s website. The petitioners estimate the amount of the class action at NIS 85 million, consisting of monetary loss (estimate of the loss for time wasted in dealing with the spam messages) and non-monetary loss due to mental anguish, causing a nuisance and so forth. Notably, a similar motion for the same matter (but for a later period) and in the amount of NIS 52 million was filed in March 2015 in the same court (“the Previous Motion”) and on January 9, 2018, it was certified as a class action. The Company filed a motion for leave to appeal the decision and it is scheduled for a court hearing, with a stay of implementation. The present motion for certification was filed in respect of text messages sent by the Company after the Previous Motion was filed. Concurrently with the filing of the present motion, the petitioners also filed a motion to consolidate the hearing on the current motion with that of the Previous Motion.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

Subsection J - two motions to certify a class action in connection with the agreement to purchase DBS - further to a motion filed by the Securities Authority to extend the stay of proceedings in view of the Investigation, on May 2, 2018 the court approved a further stay of proceedings of four months and it instructed the ISA’s attorney to advise the court of any progress in the Investigation by August 12, 2018.

Subsection K - par. (b) - motions to disclose documents in connection with the DBS - Spacecom transaction - on April 15, 2018, the court resolved to consolidate the four motions that had been filed on this matter and it instructed the petitioners to file a consolidated motion for the disclosure of documents and to inform the court which of the petitioners’ attorneys will be the leading attorney and will actually administer the proceedings (and to the extent that the petitioners fail to reach agreement, this decision will be made by the court). Furthermore, further to a motion filed by the Securities Authority to extend the stay of proceedings in view of the Investigation, the court approved the extension and it instructed the ISA’s attorney to advise the court of any progress in the Investigation by August 12, 2018.

Subsection K - par. (c) - an additional motion to disclose documents in connection with the agreement for the purchase of DBS and in connection with the DBS - Spacecom transaction - pursuant to the court’s decisions from April 15, 2018 and April 24, 2018, the motion was struck out in view of the similarity with other existing motions on the same matter (motion to certify a derivative claim from March 2015, described in Section 2.18 B in the Chapter on the Description of Company Operations in the Periodic Report for 2017, and four motions that were consolidated as detailed above with respect to par. (b)).

Subsection K - par. (d) - on a motion to disclose documents with respect to advance payments on account of the Second Contingent Consideration in the YES transaction - on April 17, 2018, the motion was struck out with the petitioner’s agreement in view of the similarity with another motion on the same matter (motion to certify a derivative claim from March 2015, detailed in Section 2.18 B in the chapter on Description of Company Operations in the Periodic Report for 2017).

A new legal proceeding against an investee company which is not a key operating segment (Walla) - in May 2018 an action was filed in the court against Walla, together with a motion for its certification as a class action. The motion alleges that on its website, Walla publishes “advertising-related articles” without due disclosure of the fact that they contain marketing content, and that the publication of marketing content without proper disclosure, as alleged, is, among other things, a breach of the provisions of the Consumer Protection Law, violation of the Rules of Journalism Ethics, a tort and unjust enrichment. The petitioner estimates that the value of the loss caused to the class members is NIS 60 million.

3.	Pelephone - Mobile radio-telephone (cellular telephony)

Section 3.1 - General information about the area of operations

Section 3.1.8.1 - in April 2018, Marathon 018 (Xfone) began to operate (thus increasing the number of cellular telephony operators to six), further increasing competition in this sector.

Section 3.16 – Legal proceedings

In April 2018, an action was filed against Pelephone in the Tel Aviv District Court together with a motion for its certification as a class action. The main subject of the action is the allegation that Pelephone markets and sells repair services while requiring customers to commit to unreasonable periods of time and without the possibility in the agreement of canceling the transaction during the commitment period and/or of transferring the service to another cellular device. The petitioners do not explicitly state the amount of the action against the respondent, but estimate that the value of the loss caused to each class member by the inability to cancel the repair service before the end of the commitment period is hundreds of shekels each year for each class member.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

4.	Bezeq International – International communications, Internet and NEP services

Section 4.8 – Human resources

On a collective labor agreement dated January 12, 2016 between Bezeq International and the New Histadrut Labor Federation and the workers committee of Bezeq International - on May 15, 2018, the validity of the agreement was extended for an additional year, until December 31, 2019.

Further to reports in relation to announcements in January 2018 regarding labor disputes in the Company and Pelephone with respect to the possible transfer of control in the Company (Sections 2.9 and 3.9 in the Periodic Report for 2017), it is noted that on that date, Bezeq International received similar notice.

Section 4.13 – Legal proceedings

Subsection B - on a claim and motion for its recognition as a class action with respect to content filtering services - in April 2018, the court approved part of the action as a class action (the part relating to additional compensation of NIS 1,000 for each of the students using the website filtering software was struck out). Additionally, Bezeq International’s service provider was removed from the proceeding.

5.	DBS - Multi-channel television Satellite Services (1998) Ltd. (“DBS”)

Section 5.8.2 - Terminal satellite equipment

In April 2018, Altech, the manufacturer of Zapper HD decoders and 4KPVR decoders which DBS purchases from Draco and OSI, announced its intention of discontinuing its decoder manufacturing activity in November 2018 and in May 2018 it announced that it will not supply some of the existing orders of decoders to Draco and OSI. DBS is working with Altech to clarify the significance of this announcement. Additionally, the possibility is being examined that decoders of these models will be manufactured by suppliers with which Altech had agreements in a manner that will enable further orders of these decoders to be made, so as to meet DBS’s requirements until alternative decoders produced by another manufacturer, and to reduce, wherever possible, the loss of income that it might incur due to a prolonged deployment period until decoders from an alternative manufacturer can be purchased and integrated.3

Section 5.8.5 - Operating and encryption systems

In May 2018, Cisco informed DBS of the sale of its activity for serving multi-channel providers to a third party, where according to publications by Cisco, this transaction has been signed but not yet completed. DBS is reviewing the significance of this announcement, taking note of its agreements with Cisco and its relevant activity.

Section 5.16.4 - Space segment leasing agreement

In April 2018, a space segment leased by DBS was replaced, following an amendment to the 2017 agreement.

In April 2018, Spacecom announced that it had received a letter from a government entity whereby “government entities intend to take action to launch and operate a communications satellite through Israel Aerospace Industries at the 40W orbital position, in accordance with their requirements”. Spacecom further noted that it is unable to estimate the feasibility and chances of launching this satellite. DBS asked Spacecom for clarifications with respect to this announcement and its implications, and at this stage it is unable to estimate the repercussions for DBS.

[3]	The estimates in this section relating to the expected discontinuation of Altech’s manufacturing activity with respect to DBS’s requirements until decoders can be obtained from a substitute manufacturer and with respect to the resulting projected activity of DBS and the losses it may sustain are forward-looking information according to its definition in the Securities Law, which is based, inter alia, on the information provided to DBS by Altech and on DBS’s estimates with respect to its requirements and the estimated timing of the agreement to purchase decoders from an alternative manufacturer. Consequently, these estimates may not materialize, or may materialize differently than expected, in part depending on conditions relating to Altech, Altech’s decisions, the actual materialization of the supply chain and production of decoders produced by Altech, requirements of the market in which DBS operates and the ability and timing of DBS to purchase decoders from an alternative source.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

Section 5.17 – Pending legal proceedings

Subsection C - allegation regarding discrimination of DBS customers - in its decision dated March 27, 2018, on motions to approve procedural arrangements, the court ruled that proceedings against all the communications companies, including the television companies and the motions against DBS, will be heard jointly and it established court proceedings for clarifying the motions for certification.

Subsection F - class action on the discontinuation of broadcasts of the Children’s Channel - on April 11, 2018, the Council informed the applicant in response to her request that it rejects her arguments whereby there is a period in which no worthy alternative was provided for the discontinued Children’s Channel.

Subsection I - on various motions to disclose documents prior to filing a motion for certification of a derivative claim under Section 198(a) of the Companies Law, which was filed subsequent to the ISA investigation, see the update to Section 2.18 K.

May 23, 2018
Date	“Bezeq” The Israel Telecommunication Corporation Ltd.

Names and titles of signatories:

Shlomo Rodav, Chairman of the Board of Directors

Stella Handler, CEO